UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                        Commission file number 333-67303


                              AmeriSave 401(k) Plan
                            (Full title of the plan)



                                 AMERIPATH, INC.
          (Name of issuer of the securities held pursuant to the plan)


                                  James C. New
                      President and Chief Executive Officer
                                 AmeriPath, Inc.
                           7289 Garden Road, Suite 200
                          Riviera Beach, Florida 33404

                    (Address of principal executive offices)
                                   (Zip Code)
                     --------------------------------------

                              Curtis A. Wolfe, Esq.
                            Steel Hector & Davis LLP
                          200 South Biscayne Boulevard
                                   Suite 4000
                            Miami, Florida 33131-2398
                                 (305) 577-7000

   AmeriSave
   401(k) Plan
   Financial Statements and
   Supplemental Schedule
   December 31, 1999 and 1998

AmeriSave
401(k) Plan
Index
--------------------------------------------------------------------------------

Page

Financial Statements:
   Report of Independent Accountants                                           1

   Statement of Net Assets Available for Benefits                              2

   Statement of Changes in Net Assets Available for Benefits                   3

   Notes to Financial Statements                                            4-12

Supplemental Schedule:

   Schedule I - Schedule of Assets Held for Investment Purposes at
                End of Year                                                13-14

                        Report of Independent Accountants

To the Participants and Administrator
of the AmeriSave 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AmeriSave 401(k) Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 10, during 1999 and 1998, the assets of four plans were merged into the Plan and participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

/s/ PricewaterhouseCoopers LLP
June 15, 2000

AmeriSave
401(k) Plan
Statement of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                        December 31,
                                                 1999                  1998

Assets

Investments, at fair value                      $  31,186,041   $  21,362,890

Receivables:
     Participant notes                                526,071         500,492
                                                --------------  --------------
Net assets available for benefits               $  31,712,112   $  21,863,382
                                                --------------  --------------




   The accompanying notes are an integral part of these financial statements.

AmeriSave
401(k) Plan
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                         Years Ended
                                                                         December 31,

                                                                     1999           1998
Additions to net assets attributed to:
     Investment income:
         Interest                                               $   568,276     $   545,642
         Dividends                                                       --           8,101
         Net appreciation in fair value of investments            4,158,990       1,598,980
                                                                -----------     -----------
                                                                  4,727,266       2,152,723
                                                                -----------     -----------
     Contributions:
         Employer                                                   449,330         350,278
         Employee                                                 5,045,876       2,920,355
                                                                -----------     -----------
                                                                  5,495,206       3,270,633
     Transfer from affiliated plans                                   2,589         252,600
                                                                -----------     -----------
Total additions                                                  10,225,061       5,675,956

Deductions from net assets attributed to:
     Benefit payments                                               758,634         959,765
     Transaction charge                                              11,209          10,968
     Participant notes receivable terminated
         due to withdrawal of participant                            61,787           3,516
     Liquidation of Van Kampen Funds                                     --       1,692,960
                                                                -----------     -----------
Total deductions                                                    831,630       2,667,209
Change in forfeiture reserve, net                                       618             261
                                                                -----------     -----------
Net increase prior to plan merger                                 9,394,049       3,009,008
Transfer of assets due to plan merger                               454,681      14,317,048
                                                                -----------     -----------
Net increase                                                      9,848,730      17,326,056
Net assets available for benefits at beginning of year           21,863,382       4,537,326
                                                                -----------     -----------
Net assets available for benefits at end of year                $31,712,112     $21,863,382
                                                                -----------     -----------




   The accompanying notes are an integral part of these financial statements.

AmeriSave
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of Plan

       The following description of the AmeriSave 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan established effective January 1, 1994 and most recently amended August 1, 1998. Employees of Ameripath, Inc. and its affiliates (collectively, the "Company") become eligible to participate on the first day of the next calendar quarter following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Contributions

       Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 11 pooled separate accounts and a Company stock as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

       The Company will make a matching contribution in an amount equal to $.25 for each $1.00 contributed by a participant, up to a maximum of $1,000. The Company may also make additional discretionary matching contributions. Matching Company contributions are recorded in the same period as employee contributions. Additional discretionary matching contributions, if any, are recorded annually.

       Participant Accounts

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

AmeriSave
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Vesting

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service, and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

       Payment of Benefits

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

       Participant Notes Receivable

       Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (7.00% to 10.00% for the years ended December 31, 1999 and 1998).

       Cash Equivalents

       Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 1999 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is recorded at fair value, and are included within the fund in which the units are subsequently purchased.

AmeriSave
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

2.     Summary of Accounting Policies

       Method of Accounting

       The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

       Amounts shown by investment fund option on the statement of net assets available for benefits as of December 31, 1998 and the statement of changes in net assets available for benefits for the year ended December 31, 1998 have been reclassified to be shown in total to conform to the current year presentation in order to adopt AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

       Investment Valuation

       Investments in pooled separate accounts are recorded at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Investments in the general account are non-fully benefit responsive and are recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price.

AmeriSave
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

3.     Investment Contract with Insurance Company

       The Plan participates in contracts with CG Life via an investment in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund, the Plan is credited with interest at the rate specified in the contract which was 5.35% and ranged from 5.80% to 5.70% for the years ended December 31, 1999 and 1998, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

4.     Investments

       Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                     December 31,
                                                               1999                 1998
       CIGNA Charter Guaranteed Income Fund                   $ 10,141,567         $ 10,061,032
          interest rates, 5.35%; 5.70%
       CIGNA Charter Large Company Stock Index Fund              4,509,926            3,050,266
          units, 57,262; 46,747
       CIGNA Fidelity Advisor Growth Opportunities Fund          2,969,175            2,001,104
          units, 36,720; 25,708
       CIGNA PBHG Growth Fund                                            -            1,381,717
          units, -; 54,100
       CIGNA Janus Worldwide Fund                                4,032,388            1,611,387
          units, 45,065; 29,599
       CIGNA INVESCO Small Company Growth Fund                   2,817,578                    -
          units, 67,406; -

AmeriSave
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Investment Performance

       During 1999 and 1998, the Plan's investments (including dividends and gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,727,266 and $2,152,723, respectively, as follows:

                                                                           Years Ended
                                                                           December 31,
                                                                       1999             1998
          General Account:
                 CIGNA Charter Guaranteed Income Fund             $   522,448     $   516,332
          Pooled Separate Accounts:
                 CIGNA Charter Large Company Stock
                     Index Fund                                       737,343         416,155
                 CIGNA Lifetime20 Fund                                 82,083          23,568
                 CIGNA Lifetime30 Fund                                 88,837          27,298
                 CIGNA Lifetime40 Fund                                 92,954          28,577
                 CIGNA Lifetime50 Fund                                150,720          72,749
                 CIGNA Lifetime60 Fund                                  6,442           5,326
                 CIGNA Fidelity Advisor Growth
                     Opportunities Fund                                84,337         274,659
                 CIGNA PBHG Growth Fund                               162,613         106,306
                 CIGNA Janus Worldwide Fund                         1,499,928         211,657
                 CIGNA Templeton Foreign Fund                         201,221          (9,857)
                 CIGNA INVESCO Small Company Growth Fund              963,109              --
                 CIGNA Lazard International Equity Fund               146,854              --
                 CIGNA State Street Global Advisors
                     Intermediate Bond Fund                             2,842              --
                                                                  -----------     -----------
                                                                  $ 4,219,283     $ 1,156,438

AmeriSave
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

          Mutual Funds:
                 VKAC Harbor Fund                                $        --      $       812
                 VKAC Comstock Fund                                       --            2,514
                 VKAC Pace Fund                                           --            3,690
                 VKAC Emerging Growth Fund                                --           99,514
                 VKAC Corporate Bond Fund                                 --              183
                 VKAC High Income Corporate Bond Fund                     --              591
                 VKAC Government Securities Fund                          --              221
                 VKAC Global Government Securities Fund                   --              237
                 VKAC Global Managed Assets Fund                          --            3,249
                 VKAC Real Estate Securities Fund                         --              (49)
                 VKAC Utility Fund                                        --              140
                 VKAC U.S. Government Fund                                --               19
                 Van Kampen Enterprise Fund                               --           21,114
                 Van Kampen Growth and Income Fund                        --           33,290
                 Van Kampen Reserve Fund                                  --            2,408
                 Van Kampen Equity Income Fund                            --            3,677
                 VKAC Morgan Stanley Global Equity Fund                   --            6,536
                 Limited Partnership                                      --           (7,217)
                                                                 -----------      -----------
                                                                          --          170,929

          Company Stock:
                 Ameripath Stock                                     (60,293)         279,714

          Participant Notes Receivable                                45,828           29,310
                                                                 -----------      -----------
                 Net increase                                    $ 4,727,266      $ 2,152,723
                                                                 -----------      -----------

       Effective March 25, 1997, the following Van Kampen American Capital ("VKAC") mutual funds were deleted as investment options: VKAC Harbor Fund, VKAC Comstock Fund, VKAC Pace Fund, VKAC Emerging Growth Fund, VKAC Corporate Bond Fund, VKAC High Income Corporate Bond Fund, VKAC Government Securities Fund, VKAC U.S. Government Trust for Income, VKAC Global Government Securities Fund, VKAC Global Managed Assets Fund, VKAC Real Estate Securities Fund, VKAC Utility Fund, VKAC U.S. Government Fund, VKAC Enterprise Fund, VKAC Growth and Income Fund, VKAC Reserve Fund, VKAC Equity Income Fund, and VKAC Morgan Stanley Global Equity Fund. Effective April 1, 1998, the assets held in trust at VKAC were transferred to CG Life and participants were eligible to allocate their account balances into the CIGNA investment options.

AmeriSave
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

5.     Related-Party Transactions

       Plan assets include investments in funds managed by CG Life, a wholly owned division of CIGNA. CIGNA is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of Ameripath, Inc., the Plan sponsor, which also qualifies as a party-in-interest.

6.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.     Tax Status

       The Company has adopted a CG Life prototype plan which has been determined by the Internal Revenue Service to be in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has not yet filed for an individual determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

       Nondiscrimination testing in accordance with the IRC was not completed for the 1999 plan year. Management is in process of performing the testing management intends to take the appropriate steps to facilitate the continued tax qualified status of the Plan.

AmeriSave
401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

8.     Reconciliation of Plan Financial Statements to the Form 5500

       The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the amount of cash equivalents at December 31. The ending net asset balances are reconciled as follows:

                                                             December 31,
                                                                1999
                                                             -----------
       Net assets, reflected on Form 5500                    $30,031,836
       Add: Cash Equivalents                                   1,680,276
                                                             -----------
       Net assets, reflected in the financial statements     $31,712,112
                                                             ===========

9.     Transfer from Affiliated Plans

       In 1998, loan principal was transferred into the Plan from the American Laboratories 401(k) and Profit Sharing Plan and the Derrick & Associates Pathology P.A. Cash or Deferred Profit Sharing Plan and Trust.

       In 1999, loan principal attributable to the employees of Consulting Pathologist, P.A. was transferred into the Plan.

10.    Plan Mergers

       Effective April 1, 1998, the assets held in a trust at Van Kampen American Capital ("VKAC") for the American Laboratories 401(k) and Profit Sharing Plan were transferred to CG Life and participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

       Effective May 4, 1998, the Derrick & Associates Pathology, P.A. Cash or Deferred Profit Sharing Plan and Trust merged with the Plan and participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

       In 1999, certain assets attributable to the employees of Consulting Pathologist, P.A. and Consultant Physicians in Pathology were transferred to the Plan and certain employees became eligible to participate in the Plan subject to the provisions of the Plan agreement.

11.    Forfeitures

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $12,393 and $7,216 at December 31, 1999 and 1998, respectively, is included in the CIGNA Charter Guaranteed Income Fund and is available to offset contributions, which would be otherwise payable by the Company, in accordance with the Plan agreement.

12.    Subsequent Events

       Effective July 1, 2000, the Company increased its matching contribution to $.50 for each $1.00 contributed by a participant, up to a maximum of $1,000 on the first 6 percent of compensation.

       Effective July 1, 2000, the Plan added the CIGNA INVESCO Dynamics Fund, CIGNA INVESCO Technology II Fund, CIGNA Charter Small Company Stock - Value I Fund and CIGNA Janus Aspen Series Growth Fund as investment options.

AmeriSave                                                                                             Supplemental Schedule
401(k) Plan                                                                                                      Schedule I
Schedule H (Part IV) Form 5500 - Schedule of Assets Held for Investment Purposes
    at end of Year
December 31, 1999
---------------------------------------------------------------------------------------------------------------------------

                                                                 (c)
                         (b)                     Description of investment including
            Identity of Issue, borrower,          maturity date, rate of interest,              (d)                (e)
   (a)        lessor, or similar party            collateral, par, or maturity value           Cost           Current value
    *     Connecticut General Life          CIGNA Charter Guaranteed Income Fund               N/A**             $10,141,567
          Insurance Company

    *     Connecticut General Life          CIGNA Charter Large Company Stock                  N/A**               4,509,926
          Insurance Company                 Index Fund


    *     Connecticut General Life          CIGNA Lifetime20 Fund                              N/A**                 441,828
          Insurance Company


    *     Connecticut General Life          CIGNA Lifetime30 Fund                              N/A**                 576,290
          Insurance Company


    *     Connecticut General Life          CIGNA Lifetime40 Fund                              N/A**                 609,646
          Insurance Company

    *     Connecticut General Life          CIGNA Lifetime50 Fund                              N/A**               1,247,914
          Insurance Company


    *     Connecticut General Life          CIGNA Lifetime60 Fund                              N/A**                 106,259
          Insurance Company

    *     Connecticut General Life          CIGNA Fidelity Advisor Growth                      N/A**               2,969,175
          Insurance Company                 Opportunities Fund

    *     Connecticut General Life          CIGNA Janus Worldwide Fund                         N/A**               4,032,388
          Insurance Company


* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

                                                                 (c)
                         (b)                     Description of investment including
            Identity of Issue, borrower,          maturity date, rate of interest,              (d)               (e)
   (a)        lessor, or similar party            collateral, par or maturity value            Cost          Current value
    *     Connecticut General Life          CIGNA INVESCO Small Company                        N/A**             $ 2,817,578
          Insurance Company                 Growth Fund


    *     Connecticut General Life          CIGNA Lazard International Equity Fund             N/A**               1,247,113
          Insurance Company


    *     Connecticut General Life          CIGNA State Street Global Advisors                 N/A**                  12,006
          Insurance Company                 Intermediate Bond Fund


    *     National Financial                Ameripath Stock                                    N/A**                 794,075
          Services Corporation


    *     Plan Participants                 Participant Notes Receivable                       N/A**                 526,071

    *     Connecticut General Life          Cash Equivalents (CIGNA Charter                    N/A**               1,680,226
          Insurance Company                 Guaranteed Short-Term Account)

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:  June 28, 2000                    AmeriSave 401(k) Plan
                                        ---------------------
                                            (Name of Plan)



                             By:        /S/ Robert P. Wynn
                                        ------------------
                                            Robert P. Wynn
                                        Executive Vice President
                                        and Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT NO.             EXHIBIT DESCRIPTION
-----------             -------------------

   23.1            Consent of Independent Accountants